SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer

    PURSUANT to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                         For the Month of May, 2004
                         Commission File Number 0-30860

                                Axcan Pharma Inc.
                                -----------------
                           (Exact Name of Registrant)

         597, boul. Laurier, Mont-Saint-Hilaire (Quebec), Canada J3H 6C4
         ---------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F                 Form 40-F
                                                         X
                         ---------                 ---------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes                       No
                                                      X
                            ---                       ---

This Form 6-K consists of: A press release issued by Axcan Pharma Inc. on May 6, 2004, entitled "Axcan Reports Second Quarter 2004 Results Revenue up 38.6% to $63.2 Million--Net Income Rises 39.3%."

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            AXCAN PHARMA INC.

Date: May 10, 2004                          By:     /s/ Jean Vezina
                                                   ------------------
                                            Name:    Jean Vezina
                                            Title:   Vice-President, Finance and
                                                     Chief Financial Officer

[AXCAN LOGO]                                        AXCAN PHARMA, INC.

                                                    597, boul. Laurier
                                                    Mont-Saint-Hilaire (Quebec)
                                                    Canada J3H 6C4

                                                    Tel:  (450) 467-5138
                                                    1 (800) 565-3255
                                                    Fax:  (450) 464-9979

                                                    www.axcan.com

SOURCE:                                                        AXCAN PHARMA INC.

TSX SYMBOL (Toronto Stock Exchange):                                         AXP
NASDAQ SYMBOL (Nasdaq National Market):                                     AXCA


DATE:                                                                May 6, 2004
Press Release for immediate distribution

                    AXCAN REPORTS SECOND QUARTER 2004 RESULTS

           REVENUE UP 38.6% TO $63.2 MILLION - NET INCOME RISES 39.3%

MONT-SAINT-HILAIRE, QUEBEC - Axcan Pharma Inc. ("Axcan" or the "Company") announced today operating results for the quarter ended March 31, 2004, the Company's second quarter of the fiscal year ending September 30, 2004. The
Company reported revenue growth of 38.6% to $63.2 million and net income of $12.4 million, or $0.24 per share (fully diluted), representing 39.3% growth in net income and 20% growth in diluted income per share, as compared to the second quarter of fiscal 2003 (all amounts stated in U.S. dollars).

"Based on our strong second quarter results, we believe that our solid and consistent financial performance should continue throughout the remainder of the fiscal year," stated Lon F. Gosselin, President and Chief Executive Officer of Axcan.

INTERIM FINANCIAL REPORT

This release includes, by reference, the second quarter interim financial report incorporating the financial statements in accordance with both U.S. and Canadian GAAP as well as the full Management Discussion & Analysis ("MD&A") including the reconciliation to Canadian GAAP of the U.S. GAAP presentation. The interim report, including the MD&A and financial statements, is filed with applicable U.S. and Canadian regulatory authorities.

RECENT DEVELOPMENTS

PHOTOBARR
In March 2004, the European Commission granted Axcan market authorization for use in the European Union ("EU") of PHOTOBARR (porfimer sodium), its photodynamic therapy ("PDT") for the ablation of High-Grade Dysplasia associated with Barrett's Esophagus. PHOTOBARR was also granted orphan medical product status at the time of its submission, which guarantees Axcan exclusive marketing rights for PHOTOBARR in the European Union for a ten-year period from March 2004. This represents a significant milestone for Axcan, because this is its first regulatory approval in Europe. Launch in major EU markets is expected near the end of the current fiscal year.

ITAX
In January 2004, the U.S. Food and Drug Administration ("FDA") endorsed Axcan's development proposal to immediately initiate Phase III clinical trials with ITAX (itopride hydrochloride). Axcan intends to initiate Phase III clinical studies to evaluate the efficacy of ITAX in the treatment of functional dyspepsia (also known as non ulcer dyspepsia). Axcan also plans to study ITAX as a treatment for diabetic gastroparesis. As previously announced, Axcan believes that if approved by the FDA, ITAX has the potential to become its highest selling product. Axcan expects to file a New Drug Application ("NDA") in fiscal 2005.

MESALAMINE - NEW DOSAGE
In December 2003, Axcan submitted to the FDA a supplemental NDA for a 1-gram mesalamine suppository dosage form for the treatment of ulcerative proctitis. Axcan expects approval by the end of calendar year 2004.

URSO DS- NEW FORMULATION
In September 2003, Axcan filed a supplemental NDA for a new, double-strength tablet formulation of URSO (ursodiol, URSO DS 500mg tablets). This new formulation will simplify the dosing regimen used in the treatment of Primary Biliary Cirrhosis. This new product is expected to gain approval by the FDA in the last quarter of fiscal 2004.

HELIZIDE
The Company is in the process of qualifying a manufacturer of the biskalcitrate potassium (bismuth salt) a component of Helizide combination therapy for the eradication of Helicobacter Pylori bacterium. Axcan anticipates FDA resubmission by December 2004. Assuming approval, we expect to launch the product in the second half of fiscal 2005.

Research and development

Phase III studies
-----------------

SALOFALK 750 milligram tablets
Axcan completed a Phase III trial, for the Canadian market, on the efficacy and safety of a new 750-milligram mesalamine (5-ASA) tablet for the oral treatment of ulcerative colitis. The Company filed a supplemental New Drug Submission for approval in Canada in the first quarter of fiscal 2004 and hopes to launch the product in Canada in fiscal 2005.

CANASA / SALOFALK rectal gel
Axcan is currently completing Phase III studies to confirm the efficacy and safety of a new mesalamine rectal gel in the treatment of distal ulcerative colitis. Final results will be available in the second half of fiscal 2004. Assuming the results of the Phase II studies are positive, the Company plans to submit regulatory filings for approvals in the United States and Canada and hopes to launch the rectal gel in the United States and Canada in fiscal 2005.

HEPENAX
L-Ornithine L-Aspartate salt ("LOLA"), which is known as HEPENAX, was developed by Merz Pharmaceuticals GmbH in Germany and is licensed to Axcan. The Company intends to further develop HEPENAX in North America and Europe for patients suffering from Porto-Systemic Encephalopathy ("PSE"). The Company will conduct a Phase II/III clinical development program for HEPENAX and plans to seek approval of the intravenous formulation to treat the acute symptoms of PSE. The Company intends to initiate its clinical research program in the third quarter of fiscal 2004 and complete such studies in fiscal 2005.




PHOTOFRIN
PHOTOFRIN is approved in a number of countries for the treatment of different forms of cancers. Axcan is currently investigating the use of PHOTOFRIN for the treatment of cholangiocarcinoma, a serious bile duct (liver) cancer with a high morbidity rate. The treatment under investigation combines PHOTOFRIN with PDT and the stenting of the bile ducts. The proposed Phase III study will start in the third quarter of fiscal 2004.

Pre-Clinical, Phase I and II studies
------------------------------------

NCX-1000
The FDA has accepted an Investigational NDA for NCX-1000, a patented nitric oxide derivative of ursodiol, for the treatment of portal hypertension, a late stage complication of chronic liver disease. The Phase I clinical development program, which is designed to demonstrate the tolerability and safety of NCX-1000, is almost completed. Phase II studies are planned to begin during fiscal 2005. Completion of the entire clinical program is expected to occur in calendar year 2006.

Ursodiol Disulfate
Axcan recently completed a proof of concept study in rats to evaluate the effect of ursodiol disulfate on the development of colonic tumors. Axcan intends to initiate animal toxicity studies in the third quarter of fiscal 2004, which will be followed by clinical Phase I studies.

NMK 150
Axcan and Nordmark GmbH, a German pharmaceutical firm, have set up a joint-venture, Norax, in order to develop NMK 150, a new high protease pancrelipase preparation. This product will be developed for the relief of pain in small duct chronic pancreatitis. It is expected that NMK 150 will enter clinical development before the end of fiscal 2004.

NMK 250
Norax is also developing NMK 250, a bacterial lipase intended to correct steatorrhea in patients suffering from diverse causes of pancreatic insufficiency (e.g., following surgery for cancer or due to cystic fibrosis). Norax expects to complete the formulation work before the end of fiscal 2004.

FDA DRAFT GUIDELINES FOR
EXOCRINE PANCREATIC INSUFFICIENCY DRUG PRODUCTS

In April 2004, the FDA issued for comment, draft guidelines concerning the approval status and timelines required for regulatory submissions of all marketed exocrine pancreatic insufficiency drug products. Based on the current draft document, the FDA will allow manufacturers four years to obtain marketing approval. Axcan expects to meet all regulatory requirements and timelines, as referred to in the FDA draft guidelines, for its exocrine pancreatic insufficiency products marketed in the U.S.

DIGESTIVE DISEASE WEEK, MAY 15 -20, 2004

On May 17, 2004, Dr. Kenneth Setchell will be presenting data from a rat model toxicity study of the sulfated version of ursodiol ("SUDCA") for treatment of colorectal polyps. On May 19, 2004, Dr. Gerald Holtmann will present data from the German Phase II study of ITAX. Also, Axcan will be sponsoring a PHOTOFRIN satellite symposium, discussing and demonstrating the treatment for High-Grade Dysplasia associated with Barrett's Esophagus.

CONFERENCE CALL
Axcan will host a conference call at 4:30 P.M. ET, on May 6, 2004. Interested parties may also access the conference call by way of webcast at www.axcan.com. The webcast will be archived for 90 days. The telephone numbers to access the conference call are (800) 814-4859 (Canada and United States) or (416) 640-4127 (international). A replay of the call will be available until May 13, 2004. The telephone number to access the replay of the call is (416) 640-1917 code:
21043281. ABOUT AXCAN PHARMA Axcan is a leading specialty pharmaceutical company involved in the field of gastroenterology. Axcan markets a broad line of prescription products sold for the treatment of symptoms in a number of gastrointestinal diseases and disorders such as inflammatory bowel disease, irritable bowel syndrome, cholestatic liver diseases and complications related to cystic fibrosis. Axcan's products are marketed by its own sales force in North America and Europe. Its common shares are listed on the Toronto Stock Exchange under the symbol "AXP" and on the NASDAQ National Market under the symbol "AXCA".

"Safe Harbor" statement under the Private Securities Litigation Reform Act of
-----------------------------------------------------------------------------
1995.
-----
To the extent any statements made in this release contain information that is not historical, these statements are essentially forward looking and are subject to risks and uncertainties, including the difficulty of predicting FDA and other regulatory approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission and the Canadian Multijurisdictional Disclosure System.

The names ITAX, Photobarr, Salofalk, Hepenax, Urso, Photofrin and Canasa appearing in this press release are trademarks of Axcan Pharma Inc. and its subsidiaries.

                                      -30-




Management Discussion and Analysis (MD&A), Financial Statements and Notes
Attached


    Management's discussion and analysis of financial condition and results of operations

    This discussion should be read in conjunction with the information contained in Axcan's consolidated financial statements and the related notes thereto. All amounts are in U.S. dollars.

    Overview

    Axcan is a leading specialty pharmaceutical company concentrating in the field of gastroenterology, with operations in North America and Europe. Axcan markets and sells pharmaceutical products used in the treatment of a variety of gastrointestinal diseases and disorders. The Company seeks to expand its gastrointestinal franchise by in-licensing products and acquiring products or companies, as well as developing additional products and expanding indications for existing products. Axcan's current products include ULTRASE, VIOKASE and PANZYTRAT for the treatment of certain gastrointestinal symptoms related to cystic fibrosis in the case of ULTRASE; URSO 250 and DELURSAN for the treatment of certain cholestatic liver diseases; SALOFALK and CANASA for the treatment of certain inflammatory bowel diseases; and PHOTOFRIN for the treatment of certain types of gastrointestinal and other conditions. In addition, Axcan currently has two products pending approval, one a new formulation and the other, a new dosage form for products currently marketed in the United States. Axcan also has a number of pharmaceutical projects in all phases of development including ITAX for the treatment of functional dyspepsia. Axcan reported revenue of $63.2 million and operating income of $20.0 million for the three- month period ended March 31, 2004. For the six- month period ended March 31, 2004, revenue was $120.8 million and operating income was $37.0 million.
    Much of Axcan's recent sales growth is derived from sales in the United States and from sales by its French subsidiary, following recent acquisitions. During the first quarter of fiscal 2003, Axcan acquired the worldwide rights to the PANZYTRAT enzyme product line from Abbott Laboratories ("Abbott") and the rights to DELURSAN, an ursodiol 250 mg tablet, from Aventis Pharma S.A. ("Aventis") for the French market. During the first quarter of fiscal 2004, Axcan acquired the rights to a group of products from Aventis for a cash purchase price of $145.0 million. These products are CARAFATE and BENTYL for the U.S. market and SULCRATE, BENTYLOL and PROCTOSEDYL for the Canadian market (collectively, "AVAX" product line). Revenue from sales of Axcan's products in the United States was $81.1 million (67.2% of total revenue) for the six-month period ended March 31, 2004, compared to $52.9 million (63.3% of total revenue) for the same period of fiscal 2003. In Canada, revenue was $13.4 million (11.1% of total revenue) for the six-month period ended March 31, 2004, compared to $9.7 million (11.6% of total revenue) for the same period of fiscal 2003. In Europe, revenue was $26.1 million (21.6% of total revenue) for the six-month period ended March 31, 2004, compared to $20.8 million (25.0% of total revenue) for the same period of fiscal 2003.
    Axcan's revenue historically has been and continues to be principally derived from sales of pharmaceutical products, to large pharmaceutical wholesalers and large chain pharmacies. Axcan utilizes a "pull-through" marketing approach that is typical of pharmaceutical companies. Under this approach, Axcan's sales representatives demonstrate the features and benefits of its products to gastroenterologists who may write their patients prescriptions for Axcan's products. The patients, in turn, take the prescriptions to pharmacies to be filled. The pharmacies then place orders with the wholesalers or, in the case of large chain pharmacies, their distribution centres, to whom Axcan sells its products.
    Axcan's expenses are comprised primarily of selling and administrative expenses (including marketing expenses), cost of goods sold (including royalty payments to those companies from whom Axcan licenses its products) and research and development expenses.
    Axcan's annual and quarterly operating results are primarily affected by three factors: wholesaler buying patterns; the level of acceptance of Axcan's products by gastroenterologists and their patients; and the extent of Axcan's control over the marketing of its products. Wholesaler buying patterns, including a tendency to increase inventory levels prior to an anticipated or announced price increase, affect Axcan's operating results by shifting revenue between quarters. To maintain good relations with wholesalers, Axcan typically gives prior notice of price increases. The level of patient and physician acceptance of Axcan's products, as well as the availability of similar therapies, which may be less effective but also less expensive than some of Axcan's products, impact Axcan's revenues by driving the level and timing of prescriptions for its products.

    Critical Accounting Policies

    Axcan's consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP"), applied on a consistent basis. Axcan's critical accounting policies include the use of estimates, revenue recognition, the recording of research and development expenses and the determination of the useful lives or fair value of goodwill and intangible assets. Some of our critical accounting policies require the use of judgment in their application or require estimates of inherently uncertain matters. Although our accounting policies are in compliance with U.S. GAAP, a change in the facts and circumstances of an underlying transaction could significantly change the application of our accounting policies to that transaction, which could have an effect on our financial statements. Discussed below are those policies that we believe are critical and require the use of complex judgment in their application.

    Use of Estimates

    The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the recorded amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements and the disclosure of recognized amounts of revenues and expenses during the year. Significant estimates and assumptions made by management include the allowance for accounts receivable and inventories, reserves for product returns, rebates and chargebacks, the classification of intangible assets between finite and indefinite life, useful lives of long-lived assets, expected cash flows used in evaluating long-lived assets for impairment, contingency provisions and other accrued charges. These estimates were made using the historical information available to management. Actual results could differ from those estimates.

    Revenue Recognition

    Revenue is recognized when the product is shipped to the Company's customer, provided the Company has not retained any significant risks of ownership or future obligations with respect to the product shipped. Revenue from product sales is recognized net of sales discounts, allowances, returns, rebates and chargebacks. In certain circumstances, returns or exchanges of products are allowed under the Company's policy and provisions are maintained accordingly. Amounts received from customers as prepayments for products to be shipped in the future are reported as deferred revenue.

    Goodwill and Intangible Assets

    Axcan's goodwill and intangible assets are stated at cost, less accumulated amortization. Prior to October 1, 2001, goodwill and intangible assets were amortized using the straight-line method based on their estimated useful lives from 7 to 25 years. Since October 1, 2001, the Company no longer amortizes goodwill and intangible assets with an indefinite life. Management evaluates the value of the unamortized portion of goodwill and intangible assets annually, by comparing the carrying value to the future benefits of the Company's activities or the expected sale of pharmaceutical products. Should there be a permanent impairment in value or if the unamortized balance exceeds recoverable amounts, a write-down will be recognized for the current year. To date, Axcan has not recognized any permanent impairment in value. Intangible assets with finite life are still amortized over their estimated useful lives.

    Research and Development Expenses

    Research and development expenses are charged to operations in the year they are incurred. Acquired in-process research and development having no alternative future use is written off at the time of acquisition. The cost of intangibles that are acquired from others for a particular research and development project, with no alternative use, are written off at the time of acquisition.

    Acquisition of Products

    On November 18, 2003, the Company acquired the rights to a group of products from Aventis. The acquired products are CARAFATE and BENTYL for the U.S. market and SULCRATE, BENTYLOL and PROCTOSEDYL for the Canadian market. The $145.0 million purchase price was paid out of Axcan's cash on hand.
    On December 3, 2002, the Company acquired the worldwide rights to the PANZYTRAT enzyme product line from Abbott for a cash purchase price of $45.0 million.
    During a transition period, the seller in each of these acquisition transactions acts as selling agent for the management of these products. For the six-month period ended March 31, 2004, sales of these products were still managed in part by the sellers. Axcan includes in its revenue the net sales from such products less corresponding cost of goods sold and other seller related expenses. Consequently, although net sales of such products for the six-month period ended March 31, 2004 were $5,315,913, the Company included in its revenue an amount of $3,440,421 representing the net sales less cost of goods sold and other seller related expenses.

    Results of Operations

    The following table sets forth, for the periods indicated, the percentage of revenue represented by items in Axcan's consolidated statements of operations:


                                        For the                 For the
                                  three-month period        six-month period
                                     ended March 31          ended March 31

                             ------------------------------------------------
                                    2004        2003        2004        2003

                             ------------  ----------  ----------  ----------
                                       %           %           %           %
    Revenue                        100.0       100.0       100.0       100.0

    -------------------------------------------------------------------------
    Cost of goods sold              23.7        23.7        24.5        23.9
    Selling and administrative
     expenses                       31.7        34.8        31.8        36.6
    Research and development
     expenses                        6.3         7.1         6.6         6.4
    Depreciation and
     amortization                    6.6         4.4         6.5         4.8
    -------------------------------------------------------------------------
                                    68.3        70.0        69.4        71.7

    -------------------------------------------------------------------------

    Operating income                31.7        30.0        30.6        28.3

    -------------------------------------------------------------------------

    Financial expenses               2.7         1.6         2.8         1.0
    Interest income                    -        (0.6)       (0.2)       (0.7)
    Loss on foreign exchange         0.4           -         0.3         0.3

    -------------------------------------------------------------------------

                                     3.1         1.0         2.9         0.6

    -------------------------------------------------------------------------

    Income before income taxes      28.6        29.0        27.7        27.7
    Income taxes                     8.9         9.4         8.8         9.1

    -------------------------------------------------------------------------
    Net income                      19.7        19.6        18.9        18.6
    =========================================================================

    >>

    Periods ended March 31, 2004 compared to periods ended March 31, 2003

    Revenue

    Revenue increased $17.6 million (38.6%) to $63.2 million for the second quarter ended March 31, 2004 from $45.6 million for the corresponding quarter of the preceding fiscal year. For the six-month period ended March 31, 2004, revenue was $120.8 million compared to $83.5 million for the corresponding period of the preceding fiscal year, an increase of 44.7%. This increase in revenue primarily resulted from $18.9 million in U.S. and Canadian sales of the AVAX product line which was acquired in November 2003 and strong sales of ULTRASE in the U.S. . Revenues from sales made by the French subsidiary, following the acquisitions of DELURSAN as well as the PANZYTRAT product line also contributed to the increase.

    Cost of goods sold

    Cost of goods sold consists principally of costs of raw materials, royalties and manufacturing costs. Axcan outsources most of its manufacturing requirements. Cost of goods sold increased $4.2 million (38.9%) to $15.0 million for the quarter ended March 31, 2004 from $10.8 million for the corresponding quarter of the preceding fiscal year. As a percentage of revenue, cost of goods sold for the quarter ended March 31, 2004 remained stable as compared to the corresponding quarter of the preceding fiscal year, at 23.7%. For the six-month period ended March 31, 2004, cost of goods sold was $29.5 million (24.5% of revenue) compared to $19.9 million (23.9% of revenue) for the corresponding period of the preceding fiscal year. This increase was due primarily to the newly acquired products which have a slightly different margin than the products already sold by Axcan.

    Selling and administrative expenses

    Selling and administrative expenses consist principally of salaries and other costs associated with Axcan's sales force and marketing activities. Selling and administrative expenses increased $4.1 million (25.8%) to $20.0 million for the quarter ended March 31, 2004 from $15.9 million for the corresponding quarter of the preceding fiscal year. For the six-month period ended March 31, 2004, selling and administrative expenses increased $7.9 million (25.9%) to $38.4 million from $30.5 million for the corresponding period of the preceding fiscal year. This increase is mainly due to an increase in our sales force as a result of the recent acquisition of additional products.

    Research and development expenses

    Research and development expenses consist principally of fees paid to outside parties that Axcan uses to conduct clinical studies and to submit governmental approval applications on its behalf as well as the salaries and benefits paid to its personnel involved in research and development projects. Research and development expenses increased $0.7 million (21.2%) to $4.0 million for the quarter ended March 31, 2004 from $3.3 million for the corresponding quarter of the preceding fiscal year and $2.5 million (46.3%) to $7.9 million for the six-month period ended March 31, 2004, from $5.4 million for the corresponding period of the preceding fiscal year.

    Depreciation and amortization

    Depreciation and amortization consist principally of intangible assets with finite life. Intangible assets include trademarks, trademark licenses and manufacturing rights. Depreciation and amortization increased $2.2 million (110.0%) to $4.2 million for the quarter ended March 31, 2004 from $2.0 million for the corresponding quarter of the preceding fiscal year and $3.9 million (97.5%) to $7.9 million for the six-month period ended March 31, 2004 from $4.0 million for the corresponding period of the preceding fiscal year. The increase is mainly due to the amortization of the AVAX product line acquired from Aventis on November 18, 2003 and of TAGAMET which was reclassified from intangible assets with an indefinite life to intangible assets with a finite life on October 1, 2003.

    Financial expenses

    Financial expenses consist principally of interest and fees paid in connection with money borrowed for acquisitions. Financial expenses increased $1.0 million to $1.7 million for the quarter ended March 31, 2004 from $0.7 million for the corresponding quarter of the preceding fiscal year and $2.5 million to $3.4 million for the six-month period ended March 31, 2004 from $0.9 million for the corresponding period of the preceding fiscal year. This increase is mainly due to interest expense on the $125.0 million aggregate principal amount of 4 1/4% convertible subordinated notes due 2008 which were issued on March 5, 2003.

    Income Taxes

    Income taxes amounted to $5.7 million for the quarter ended March 31, 2004, compared to $4.3 million for the quarter ended March 31, 2003. Income taxes amounted to $10.6 million for the six-month period ended March 31, 2004 compared to $7.7 million for the corresponding period of the preceding fiscal year. The effective tax rates were 31.3% for the quarter ended March 31, 2004 and 32.5% for the quarter ended March 31, 2003.

    Net income

    Net income was $12.4 million or $0.27 of basic income per share and $0.24 of diluted income per share, for the quarter ended March 31, 2004, compared to $8.9 million or $0.20 of basic and diluted income per share for the corresponding quarter of the preceding year. The weighted average number of common shares outstanding used to establish the basic per share amounts increased from 44.9 million for the quarter ended March 31, 2003 to 45.2 million for the quarter ended March 31, 2004, following the exercise of options previously granted pursuant to Axcan's stock option plan. The weighted average number of common shares used to establish the diluted per share amounts increased from 45.6 million for the quarter ended March 31, 2003 to 55.1 million for the quarter ended March 31, 2004 as the convertible subordinated notes became dilutive because a trigger event occurred during the last quarter as a result of the stock trading price exceeding 110% of the conversion price.
    Net income was $22.9 million or $0.51 of basic income per share and $0.48 of diluted income per share, for the six-month period ended March 31, 2004, compared to $15.5 million or $0.35 of basic income per share and $0.34 of diluted income per share for the corresponding period of the preceding year.

    Canadian GAAP
 The differences (in thousands of dollars) between U.S. and Canadian GAAP which affect net income for the periods ended March 31, 2004 and 2003 are summarized in the following table:

    <<
                                        For the                 For the
                                  three-month period        six-month period
                                     ended March 31          ended March 31

                             ------------------------------------------------
                                    2004        2003        2004        2003

                             ------------  ----------  ----------  ----------
                                       $           $           $           $
    Net income in
     accordance with U.S.GAAP     12,421       8,933      22,856      15,490

    Implicit interest on
     convertible debt             (1,023)       (294)     (2,049)       (294)
    Amortization of new
     products acquisition costs      (13)        (13)        (26)        (26)
    Income tax impact of
     the above adjustments             5           5          10          10

                             ------------  ----------  ----------  ----------
    Net earnings in accordance
     with Canadian GAAP           11,390       8,631      20,791      15,180
                             ============  ==========  ==========  ==========
    >>

    On March 5, 2003, the Company closed an offering of $125,000,000 aggregate principal amount of 4 1/4% convertible subordinated notes due April 15, 2008. As a result of the terms of the notes, under Canadian GAAP, an amount of $24,238,899 was included in shareholders' equity as equity component of the convertible debt and an amount of $100,761,101 was included in long- term debt, as the liability component of the convertible notes. For the six- month period ended March 31, 2004, implicit interest in the amount of $2,049,057 was accrued for and added to the liability component.
    Under Canadian GAAP, research and development expenses are stated net of related tax credits which generally constitute between 10% and 15% of the aggregate amount of such expenses. Under U.S. GAAP, these tax credits are applied against income taxes.
    Under U.S. GAAP, acquired in-process research is included in operations as at the date of acquisition if no alternative use is established. Under Canadian GAAP, the acquired in-process research, including the new product acquisition costs, is deferred and amortized from the date of commencement of commercial production.

    Liquidity and capital resources

    Axcan's cash, cash equivalents and short-term investments decreased $131.4 million to $39.5 million at March 31, 2004 from $170.9 million at September 30, 2003. As of March 31, 2004, working capital was $59.3 million, compared to $174.8 million at September 30, 2003. These decreases are mainly due to the acquisition of the rights to the AVAX product line for a total cash purchase price of $145.0 million plus transaction expenses. Total assets increased $38.1 million (7.0%) to $583.4 million as of March 31, 2004 from $545.3 million as of September 30, 2003. Shareholders' equity increased $32.0 million (9.7%) to $363.0 million as of March 31, 2004 from $331.0 million as of September 30, 2003.
    Historically, Axcan has financed research and development, operations, acquisitions, milestone payments and investments out of the proceeds of public and private sales of its equity, cash flow from operations, and loans from joint venture partners and financial institutions. Since it went public in Canada in December 1995, Axcan has raised approximately $243.0 million from sales of its equity and has borrowed from financial institutions to finance the acquisition of Axcan Scandipharm Inc. and from Schwarz Pharma Inc., a former joint venture partner, to finance the acquisition of Axcan URSO (these amounts have since been repaid).
    Axcan has credit facilities totalling $55.0 million with two Canadian chartered banks. The facilities consist of a $15.0 million revolving operating facility renewable annually and a $40.0 million 364-day, extendible revolving facility with a three-year term-out option maturing on October 12, 2007.
    The credit facilities are secured by a first priority security interest on all present and future acquired assets of the Company and its material subsidiaries, and provide for the maintenance of certain financial ratios. Cash dividends, repurchase of shares (other than redeemable shares issued in connection with a permitted acquisition) and similar distributions to shareholders are limited to 10% of the Company's net income for the preceding fiscal year. As of March 31, 2004, Axcan was in compliance with all credit facilities' covenants.
    The interest rate varies, depending on the Company's leverage between 25 basis points and 125 basis points over Canadian prime rate or U.S. base rate, and between 125 basis points and 225 basis points over the LIBOR rate or bankers acceptances. The credit facilities may be drawn in U.S. dollar or in Canadian dollar equivalent. As at March 31, 2004, there was no amount outstanding under these credit facilities.

    Cash Flows and Financial Resources

    Cash flow from operating activities increased $6.6 million (56.4%) from $11.7 million of cash provided by operating activities for the three-month period ended March 31, 2003 to $18.3 million for the three-month period ended March 31, 2004. This increase is mainly due to the increase in net income before depreciation and amortization during the quarter following the increase in sales and the acquisition of new products. Cash flows from financing activities for the three-month period ended March 31, 2004 were $2.0 million and cash flows used for investment activities for the same period were $1.0 million. For the six-month period ended March 31, 2004 cash flows from operating activities decreased $15.9 million (48.2%) from $33.0 million of cash provided by operating activities for the six-month period ended March 30, 2003 to $17.1 million. This decrease is mainly due to the increase in accounts receivable and inventories during the first quarter of this year following the increase in sales and the acquisition of new products. Cash flows from financing activities for the six-month period ended March 31, 2004 were $1.9 million. Cash flows used by investment activities for the six-month period ended March 31, 2004 were $22.1 million mainly due to the net cash used for the acquisition of intangible assets with the proceeds from the disposal of short term investments.
    Axcan's research and development spending totalled $12.1 million for fiscal 2003. Axcan believes that its cash and operating cash flow will be adequate to support its existing ongoing operational requirements for at least 12 months. However, Axcan regularly reviews product and other acquisition opportunities and may therefore require additional debt or equity financing. Axcan cannot be certain that such additional financing, if required, will be available on acceptable terms, or at all.
    Axcan believes that cash, cash equivalents and short-term investments, together with funds provided by operations, will be sufficient to meet its operating cash requirements, including the development of products through research and development activities, capital expenditures and repayment of its debt. Assuming regulatory approvals of future products and indications stemming from its research and development efforts, Axcan believes that these will also significantly contribute to the increase in funds provided by operations.

    Earnings coverage

    The earnings coverage ratios are the following:

    Under U.S. GAAP, for the twelve months ended March 31, 2004, our interest requirements amounted to $5.9 million on a pro forma basis and our earnings coverage ratio, defined as the ratio of earnings before interest and income taxes to pro forma interest requirements, was 8.3 to one.
    Under Canadian GAAP, for the twelve months ended March 31, 2004, our interest requirements amounted to $10.3 million on a pro forma basis and our earnings coverage ratio was 5.9 to one. The principal difference between the earnings coverage ratios under Canadian GAAP and U.S. GAAP is attributable to the inclusion of implicit interest of $4.4 million as required by Canadian GAAP.

    Risk Factors

    Axcan is exposed to financial market risks, including changes in foreign currency exchange rates and interest rates. Axcan does not use derivative financial instruments for speculative or trading purposes. Axcan does not use off-balance sheet financing or similar special purpose entities. Inflation has not had a significant impact on Axcan's results of operations.

    Foreign Currency Risk

    Axcan operates internationally; however, a substantial portion of the revenue and expense activities and capital expenditures are transacted in US dollars. Axcan's exposure to exchange rate fluctuation is reduced because, in general, Axcan's revenues denominated in currencies other than the US dollar are matched by a corresponding amount of costs denominated in the same currency. Axcan expects this matching to continue.

    Interest Rate Risk

    The primary objective of Axcan's investment policy is the protection of principal. Accordingly, investments are made in high-grade government and corporate securities with varying maturities, but typically, less than 180 days. Therefore, Axcan does not have a material exposure to interest rate risk and a 100 basis-point adverse change in interest rates would not have a material effect on Axcan's consolidated results of operations, financial position or cash flows. Axcan is exposed to interest rate risk on borrowings under the credit facilities. The credit facilities bear interest based on LIBOR, US dollar base rate, Canadian dollar prime rate, or Canadian dollar Bankers' Acceptances. Based on projected advances under the credit facilities, a 100 basis-point adverse change in interest rates would not have a material effect on Axcan's consolidated results of operations, financial position, or cash flows.

    Supply and Manufacture

    Axcan depends on third parties for the supply of active ingredients and for the manufacture of the majority of its products. Although Axcan looks to secure alternative suppliers, Axcan may not be able to obtain the active ingredients or products from such third parties, the active ingredients or products may not comply with specifications, or the prices at which Axcan purchases them may increase and Axcan may not be able to locate alternative sources of supply in a reasonable time period, or at all. If any of these events occur, Axcan may not be able to continue to market certain of its products and its sales and profitability would be adversely affected.

    Volatility of Share Prices

    The market price of Axcan's shares is subject to volatility. Deviations in actual financial or scientific results, as compared to expectations of securities analysts who follow our activities can have a significant effect on the trading price of Axcan's shares.

    Forward-looking Statements

    This document contains forward-looking statements, which reflect the Company's current expectations regarding future events. These forward- looking statements include the expected sales growth of the Company's products and the expected increase in funds from operations resulting from the Company's research and development expenditures. The forward- looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the successful and timely completion of clinical studies, the uncertainties related to the regulatory process, commercialization of the drug or therapy after regulatory approval is received, difficulty of predicting acceptance and demand for pharmaceutical products, impact of competitive products and pricing, new product development and launch, availability of raw materials, and fluctuations in operating results. Investors should consult the Company's ongoing quarterly filings, annual reports and 40-F filings for additional information on risks and uncertainties relating to these forward-looking statements. The reader is cautioned not to rely on these forward-looking statements. The Company disclaims any obligation to update these forward- looking statements.


    On behalf of Management
    (signed)
    Jean Vzina
    Vice President, Finance and Chief Financial Officer

    AXCAN PHARMA INC.
    Consolidated Balance Sheets

    -------------------------------------------------------------------------
    In accordance with U.S. GAAP
    (in thousands of U.S. dollars)
                                                           March   September
                                                              31          30
                                                            2004        2003

                                                       ----------  ----------
                                                      (unaudited)
    ASSETS                                                     $           $

    Current assets
     Cash and cash equivalents                            34,837      37,773
     Short-term investments available for sale             4,682     133,112
     Accounts receivable                                  29,858      19,685
     Income taxes receivable                               6,564       5,294
     Inventories (Note 3)                                 28,091      20,163
     Prepaid expenses and deposits                         3,371       2,794
     Deferred income taxes                                 6,205       6,214

    -------------------------------------------------------------------------
    Total current assets                                 113,608     225,035

    Investments                                              760       1,002
    Property, plant and equipment, net                    25,008      20,331
    Intangible assets, net (Note 4)                      410,520     265,423
    Goodwill, net                                         27,550      27,550
    Deferred debt issue expenses, net                      3,718       4,233
    Deferred income taxes                                  2,206       1,775

    -------------------------------------------------------------------------

    Total assets                                         583,370     545,349
    =========================================================================

    LIABILITIES

    Current liabilities
      Accounts payable and accrued liabilities            47,615      43,418
      Income taxes payable                                 4,374       4,821
      Instalments on long-term debt                        1,569       1,528
      Deferred income taxes                                  753         494

    -------------------------------------------------------------------------
    Total current liabilities                             54,311      50,261

    Long-term debt                                       128,790     129,474
    Deferred income taxes                                 37,317      34,603

    -------------------------------------------------------------------------
    Total liabilities                                    220,418     214,338

    -------------------------------------------------------------------------

    SHAREHOLDERS' EQUITY

    Series A preferred shares, without par value,
     shares authorized: 14,175,000; no shares issued.          -           -
    Series B preferred shares, without par value,
     shares authorized: 12,000,000; no shares issued.          -           -
    Common shares, without par value, unlimited shares
     authorized, 45,328,102 issued as at
     March 31, 2004 and 45,004,320 as at September
     30, 2003.                                           258,567     255,743
    Retained earnings                                     86,490      63,634
    Accumulated other comprehensive income                17,895      11,634

    -------------------------------------------------------------------------
    Total shareholders' equity                           362,952     331,011

    -------------------------------------------------------------------------
    Total liabilities and shareholders' equity           583,370     545,349

    =========================================================================

    See the accompanying notes to the Consolidated Financial Statements. These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.



    AXCAN PHARMA INC.
    Consolidated Statements of Shareholders' Equity
    -------------------------------------------------------------------------
    In accordance with U.S. GAAP
    (in thousands of U.S. dollars, except share related data)
    (unaudited)
                                        For the                 For the
                                  three-month period        six-month period
                                     ended March 31          ended March 31

                             ------------------------------------------------
                                    2004        2003        2004        2003

                             ------------  ----------  ----------  ----------

    Common shares (Number)
    Balance, beginning of
     period                   45,061,531  44,872,284  45,004,320  44,863,198
      Exercise of options        266,571       8,119     323,782      17,205

    -------------------------------------------------------------------------
    Balance, end of period    45,328,102  44,880,403  45,328,102  44,880,403

    =========================================================================

                                       $           $           $           $
    Common shares
    Balance, beginning of
     period                      256,178     254,698     255,743     254,640
      Exercise of options          2,389          56       2,824         114

    -------------------------------------------------------------------------
    Balance, end of period       258,567     254,754     258,567     254,754

    -------------------------------------------------------------------------

    Retained earnings
    Balance, beginning of period  74,069      50,266      63,634      43,709
      Net income                  12,421       8,933      22,856      15,490

    -------------------------------------------------------------------------
    Balance, end of period        86,490      59,199      86,490      59,199

    -------------------------------------------------------------------------

    Accumulated other comprehensive
     income (loss)
    Balance, beginning of
     period                       20,161         605      11,634      (3,562)
      Foreign currency
       translation adjustments    (2,266)      3,610       6,261       7,777

    -------------------------------------------------------------------------
    Balance, end of period        17,895       4,215      17,895       4,215

    -------------------------------------------------------------------------
    Total shareholders' equity   362,952     318,168     362,952     318,168

    =========================================================================

    Comprehensive income
    Foreign currency
     translation adjustments      (2,266)      3,610       6,261       7,777
    Net income                    12,421       8,933      22,856      15,490

    -------------------------------------------------------------------------
    Total comprehensive income    10,155      12,543      29,117      23,267

    =========================================================================

    See the accompanying notes to the Consolidated Financial Statements. These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.



    AXCAN PHARMA INC.
    Consolidated Statements of Cash Flows
    -------------------------------------------------------------------------
    In accordance with U.S. GAAP
    (in thousands of U.S. dollars)
    (unaudited)

                                        For the                 For the
                                  three-month period        six-month period
                                     ended March 31          ended March 31

                             ------------------------------------------------
                                    2004        2003        2004        2003

                             ------------  ----------  ----------  ----------
    Operations                         $           $           $           $
    Net income                    12,421       8,933      22,856      15,490
    Non-cash items
      Non-controlling interest         -         (49)          -        (103)
      Amortization of deferred
       debt issue expenses           258         104         516         129
      Other depreciation and
       amortization                4,196       1,998       7,919       4,036
      Loss (gain) on disposal
       of property, plant and
       equipment                     (47)          -          40           -
      Foreign currency
       fluctuation                  (120)        156        (120)        151
      Deferred income taxes        1,582        (529)      2,885       1,938
      Share in net loss of
       joint ventures                 60          33          60          88
      Changes in working capital items:
        Accounts receivable       (2,429)     (3,140)    (11,293)      4,967
        Income taxes receivable    1,241          21      (1,365)       (636)
        Inventories                  203       1,077      (8,173)      2,059
        Prepaid expenses
         and deposits                419         978        (630)       (465)
        Accounts payable and
         accrued liabilities       6,203       2,324       4,817       6,111
        Income taxes payable      (5,733)       (200)       (410)       (766)

    -------------------------------------------------------------------------
        Cash flows from
         operating activities     18,254      11,706      17,102      32,999

    -------------------------------------------------------------------------

    Financing
    Long-term debt                     -     125,277           -     125,413
    Repayment of long-term debt     (408)       (488)       (950)       (820)
    Issue of shares                2,389          56       2,824         114
    Deferred debt issue expenses       -      (4,500)          -      (4,500)

    -------------------------------------------------------------------------
    Cash flows from financing
     activities                    1,981     120,345       1,874     120,207

    -------------------------------------------------------------------------

    Investment
    Acquisition of short-term
     investments                       -        (700)          -        (700)
    Disposal of short-term
     investments                   2,030       5,992     128,390      60,740
    Disposal of investments        1,101         143       1,239         272
    Acquisition of property,
     plant and equipment          (4,151)       (721)     (6,514)     (1,012)
    Disposal of property,
     plant and equipment              52           -         378           -
    Acquisition of
     intangible assets               (14)          -    (145,604)    (71,935)
    Disposal of intangible assets      -         205           -         205

    -------------------------------------------------------------------------
    Cash flows from
     investment activities          (982)      4,919     (22,111)    (12,430)

    -------------------------------------------------------------------------

    Foreign exchange gain (loss)
     on cash held in foreign
     currencies                      (32)        149         199         397

    -------------------------------------------------------------------------

    Net increase (decrease) in
     cash and cash equivalents    19,221     137,119      (2,936)    141,173
    Cash and cash equivalents,
     beginning of period          15,616      24,031      37,773      19,977

    -------------------------------------------------------------------------
    Cash and cash equivalents,
     end of period                34,837     161,150      34,837     161,150

    =========================================================================

    Additional information
      Interest received               64         252         284         508
      Interest paid                   72          37       3,438         123
      Income taxes paid           10,421       3,147      11,373       5,522

    =========================================================================

    See the accompanying notes to the Consolidated Financial Statements. These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.



    AXCAN PHARMA INC.
    Consolidated Statements of Operations
    -------------------------------------------------------------------------
    In accordance with U.S. GAAP
    (in thousands of U.S. dollars, except share related data)
    (unaudited)
                                        For the                 For the
                                  three-month period        six-month period
                                     ended March 31          ended March 31

                             ------------------------------------------------
                                    2004        2003        2004        2003

                             ------------  ----------  ----------  ----------
                                       $           $           $           $

    REVENUE                       63,192      45,621     120,757      83,467

    -------------------------------------------------------------------------

    Cost of goods sold            14,972      10,830      29,544      19,899
    Selling and administrative
     expenses                     20,043      15,877      38,410      30,507
    Research and development
     expenses                      3,991       3,252       7,924       5,354
    Depreciation and amortization  4,196       1,998       7,919       4,036

    -------------------------------------------------------------------------
                                  43,202      31,957      83,797      59,796

    -------------------------------------------------------------------------

    Operating income              19,990      13,664      36,960      23,671

    -------------------------------------------------------------------------

    Financial expenses             1,706         705       3,387         851
    Interest income                  (55)       (286)       (246)       (569)
    Loss on foreign currency         264          19         348         248

    -------------------------------------------------------------------------
                                   1,915         438       3,489         530

    -------------------------------------------------------------------------

    Income before income taxes    18,075      13,226      33,471      23,141
    Income taxes                   5,654       4,293      10,615       7,651

    -------------------------------------------------------------------------
    NET INCOME                    12,421       8,933      22,856      15,490

    =========================================================================

    Income per common share
      Basic                         0.27        0.20        0.51        0.35
      Diluted                       0.24        0.20        0.48        0.34

    =========================================================================

    Weighted average number
     of common shares
      Basic                   45,188,011  44,878,289  45,105,013  44,872,564
      Diluted                 55,124,302  45,553,550  50,316,477  45,560,678

    =========================================================================

    See the accompanying notes to the Consolidated Financial Statements. These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.



    AXCAN PHARMA INC.
    Notes to Consolidated Financial Statements
    -------------------------------------------------------------------------
    In accordance with U.S. GAAP
    (Amounts in the tables are stated in thousands of U.S. dollars, except share related data)
    (unaudited)

    1. Significant accounting policies

    The accompanying unaudited financial statements are prepared in accordance with U.S. GAAP for interim financial statements and do not include all the information required for complete financial statements. They are consistent with the policies outlined in the Company's audited financial statements for the year ended September 30, 2003. The interim financial statements and related notes should be read in conjunction with the Company's audited financial statements for the year ended September 30, 2003. When necessary, the financial statements include amounts based on informed estimates and best judgements of management. The results of operations for the interim periods reported are not necessarily indicative of results to be expected for the year. Consolidated financial statements prepared in U.S. dollars and in accordance with Canadian GAAP are available to shareholders and filed with regulatory authorities.

    2. Product acquisition

    On November 18, 2003, the Company acquired the rights to a group of products from Aventis for a cash purchase price of $145,000,000. The acquired products are CARAFATE and BENTYL for the U.S. market and SULCRATE, BENTYLOL and PROCTOSEDYL for the Canadian market. On December 3, 2002, the Company acquired the worldwide rights to the PANZYTRAT enzyme product line from Abbott.

    During a transition period, the sellers may act as Axcan's agents for the management of sales of these products. For the six-month period ended March, 2004, a portion of the sales of these products is still managed by the sellers. Axcan includes in its revenue the net sales from such products less corresponding cost of goods sold and other seller related expenses. Consequently, although net sales of such products for the six-month period ended March 31, 2004 were $5,315,913 ($6,108,286 in 2003), the Company only included in its revenue an amount of $3,440,421 ($4,038,102 in 2003) representing the net sales less cost of goods sold and other seller related expenses.


    3. Inventories
                                                           March   September
                                                              31          30
                                                            2004        2003

                                                       ----------  ----------
                                                               $           $

    Raw materials and packaging material                   8,600       8,441
    Work in progress                                       1,738       1,466
    Finished goods                                        17,753      10,256

    -------------------------------------------------------------------------
                                                          28,091      20,163

    =========================================================================


    4. Intangible assets

                                                   March 31, 2004

    -------------------------------------------------------------------------
                                                     Accumulated
                                                Cost amortization        Net
    -------------------------------------------------------------------------
                                                   $           $           $
    Trademarks, trademark licenses and
     manufacturing rights with a:
      Finite life                            279,632      25,890     253,742
      Indefinite life                        169,196      12,418     156,778

    -------------------------------------------------------------------------
                                             448,828      38,308     410,520

    =========================================================================


                                               September 30, 2003

    -------------------------------------------------------------------------
                                                     Accumulated
                                                Cost amortization        Net

    -------------------------------------------------------------------------
                                                   $           $           $
    Trademarks, trademark licenses and
     manufacturing rights with a:
      Finite life                            111,327      19,998      91,329
      Indefinite life                        186,512      12,418     174,094

    -------------------------------------------------------------------------
                                             297,839      32,416     265,423

    =========================================================================


    The cost of the product TAGAMET has been transferred from intangible assets with an indefinite life to intangible assets with a finite life following changes in the regulatory rules applicable to this product and resulting in the modification of its useful life. The net cost of this product as of October 1, 2003, which amounted to $21,852,859, is therefore amortized over a 15-year period.

    5. Segmented information

    The Company considers that it operates in a single reportable field of activity, the pharmaceutical industry, since its other activities do not account for a significant portion of segment assets.

    The Company operates in the following geographic areas:

                                        For the                 For the
                                  three-month period        six-month period
                                     ended March 31          ended March 31

                             ------------------------------------------------
                                    2004        2003        2004        2003

                             ------------  ----------  ----------  ----------
                                       $           $           $           $
    Revenue
      Canada
        Domestic sales             6,865       4,833      13,417       9,710
        Foreign sales                  -           -           -           -
      United States
        Domestic sales            41,958      27,650      79,769      52,860
        Foreign sales              1,363           -       1,363           -
      Europe
        Domestic sales            11,877      11,836      24,522      18,411
        Foreign sales              1,060       1,279       1,589       2,416
      Other                           69          23          97          70

    -------------------------------------------------------------------------
                                  63,192      45,621     120,757      83,467

    =========================================================================

    Operating income (loss)
      Canada                         161      (1,385)      2,450         247
      United States               20,915      10,140      34,211      17,183
      Europe                        (680)      5,243       1,070       6,895
      Other                         (406)       (334)       (771)       (654)

    -------------------------------------------------------------------------
                                  19,990      13,664      36,960      23,671

    =========================================================================

    Depreciation and amortization
      Canada                         471         379       1,195         740
      United States                  909         943       1,945       1,891
      Europe                       2,522         441       4,191         892
      Other                          294         235         588         513

    -------------------------------------------------------------------------
                                   4,196       1,998       7,919       4,036

    =========================================================================


                                                           March   September
                                                              31          30
                                                            2004        2003

                                                       ----------  ----------
                                                               $           $
    Property, plant, equipment, intangible
     assets and goodwill
      Canada                                              36,642      14,622
      United States                                      131,790     133,695
      Europe                                             268,360     138,113
      Other                                               26,286      26,874

    -------------------------------------------------------------------------
                                                         463,078     313,304

    =========================================================================


    6. Financial information included in the consolidated statement of operations

    a) Financial expenses

                                        For the                 For the
                                  three-month period        six-month period
                                     ended March 31          ended March 31

                             ------------------------------------------------
                                    2004        2003        2004        2003

                             ------------  ----------  ----------  ----------
                                       $           $           $           $

    Interest on long-term debt     1,347         581       2,729         673
    Bank charges                      54          20          78          49
    Financing fees                    47           -          64           -
    Amortization of deferred debt
     issue expenses                  258         104         516         129

    -------------------------------------------------------------------------
                                   1,706         705       3,387         851

    =========================================================================


    b) Other information

                                        For the                 For the
                                  three-month period        six-month period
                                     ended March 31          ended March 31

                             ------------------------------------------------
                                    2004        2003        2004        2003

                             ------------  ----------  ----------  ----------
                                       $           $           $           $

    Non-controlling interest           -         (49)          -        (103)
    Rental expenses                  274         307         548         614
    Depreciation of property,
     plant and equipment             789         843       2,039       1,697
    Amortization of
     intangible assets             3,407       1,155       5,880       2,339
    Share in net loss of
     joint ventures                   60          33          60          88


    c) Income per common share

    The following tables reconcile the numerators and the denominators of the basic and diluted income per common share computations:

                                        For the                 For the
                                  three-month period        six-month period
                                     ended March 31          ended March 31

                             ------------------------------------------------
                                    2004        2003        2004        2003

                             ------------  ----------  ----------  ----------
                                       $           $           $           $
    Net income
      Basic                       12,421       8,933      22,856      15,490
      Interests on convertible
       subordinated notes          1,071           -       1,071           -

    -------------------------------------------------------------------------

    Net income on a
     diluted basis                13,492       8,933      23,927      15,490

    =========================================================================


                                        For the                 For the
                                  three-month period        six-month period
                                     ended March 31          ended March 31

                             ------------------------------------------------
                                    2004        2003        2004        2003

                             ------------  ----------  ----------  ----------

    Weighted average number
     of common shares
     outstanding              45,188,011  44,878,289  45,105,013  44,872,564
    Effect of dilutive
     stock options             1,012,178     433,130     773,790     448,306
    Effect of dilutive
     purchase price                    -     242,131           -     239,808
    Effect of dilutive
     convertible subordinated
     notes                     8,924,113           -   4,437,674           -

    -------------------------------------------------------------------------
    Adjusted weighted average
     number of common shares
     outstanding              55,124,302  45,553,550  50,316,477  45,560,678

    =========================================================================
    Number of common shares
     outstanding as at
     April 30, 2004                                          45,332,742

    =========================================================================


    Options to purchase 404,950 and 1,242,600 common shares were outstanding as at March 31, 2004 and 2003 respectively but were not included in the computation of diluted income per share for the six-month periods ended March 31, 2004 and 2003 respectively because the exercise price of the options was greater than the average market price of the common shares.

    7. Stock options

    The estimated fair value of stock options at the time of grant using the Black-Scholes option pricing model was as follows:

                                        For the                 For the
                                  three-month period        six-month period
                                     ended March 31          ended March 31

                             ------------------------------------------------
                                    2004        2003        2004        2003

                             ------------  ----------  ----------  ----------

    Fair value per option          $8.71       $5.48       $6.34       $5.17
    Assumptions used in Black-Scholes
     option pricing model
      Expected volatility             44%         45%         44%         45%
      Risk-free interest rate       3.67%       4.50%       4.28%       4.46%
      Expected option life (years)     6           6           6           6
      Expected dividend                -           -           -           -


    The Company's net income, basic income per share and diluted income per share would have been on a pro-forma basis as follows:

                                         For the three-month period
                                               ended March 31

                             ------------------------------------------------
                                       2004                    2003

                             ------------------------  ----------------------
                                      As                      As
                                reported   Pro-forma    reported   Pro-forma

                             ------------  ----------  ----------  ----------
                                       $           $           $           $
    Net income                    12,421      11,282       8,933       8,090
    Basic income per share          0.27        0.25        0.20        0.18
    Diluted income per share        0.24        0.22        0.20        0.18


                                          For the six-month period
                                               ended March 31

                             ------------------------------------------------
                                       2004                    2003

                             ------------------------  ----------------------
                                      As                      As
                                reported   Pro-forma    reported   Pro-forma

                             ------------  ----------  ----------  ----------
                                       $           $           $           $
    Net income                    22,856      20,747      15,490      13,868
    Basic income per share          0.51        0.46        0.35        0.31
    Diluted income per share        0.48        0.43        0.34        0.30


    8. Summary of Differences Between Generally Accepted Accounting Principles in the United States and in Canada

    The consolidated interim financial statements have been prepared in accordance with U.S. GAAP which, in the case of the Company, conform in all materials respects with Canadian GAAP, except as set forth below:


                                        For the                 For the
                                  three-month period        six-month period
                                     ended March 31          ended March 31

                             ------------------------------------------------
                                    2004        2003        2004        2003

                             ------------  ----------  ----------  ----------
    Operations adjustments:            $           $           $           $

    Net income in accordance
     with U.S. GAAP               12,421       8,933      22,856      15,490
    Implicit interest on
     convertible debt             (1,023)       (294)     (2,049)       (294)
    Amortization of new product
     acquisition costs               (13)        (13)        (26)        (26)
    Income tax impact of the
     above adjustments                 5           5          10          10

    -------------------------------------------------------------------------
    Net earnings in accordance
     with Canadian GAAP           11,390       8,631      20,791      15,180

    =========================================================================

    Earnings per share in accordance
     with Canadian GAAP
      Basic                         0.25        0.19        0.46        0.34
      Diluted                       0.24        0.19        0.45        0.33




                                      March 31, 2004      September 30, 2003

                             ------------------------  ----------------------
                                     U.S.   Canadian         U.S.   Canadian
                                     GAAP       GAAP         GAAP       GAAP

                             ------------  ----------  ----------  ----------
    Balance sheet adjustments:         $           $           $           $

    Current assets               113,608     113,654     225,035     225,203
    Investments                      760         471       1,002         775
    Property, plant and equipment 25,008      25,025      20,331      20,351
    Intangible assets            410,520     422,908     265,423     277,837
    Goodwill                      27,550      29,342      27,550      29,342
    Deferred debt issue expenses   3,718       3,718       4,233       4,233
    Deferred income tax asset      2,206       2,239       1,775       1,775
    Current liabilities           54,311      54,515      50,261      50,634
    Long-term debt               128,790     108,893     129,474     107,527
    Deferred income tax
     liability                    37,317      38,446      34,603      35,742
    Shareholders' equity
      Equity component of
       convertible debt                -      24,239           -      24,239
      Capital stock              258,567     265,212     255,743     262,388
      Retained earnings           86,490      84,002      63,634      63,211
      Accumulated foreign currency
       translation adjustments    17,895      22,050      11,634      15,775



    AXCAN PHARMA INC.
    Consolidated Balance Sheets
    -------------------------------------------------------------------------
    In accordance with Canadian GAAP
    (in thousands of U.S. dollars)
                                                           March   September
                                                              31          30
                                                            2004        2003

                                                       ----------  ----------
    ASSETS                                            (unaudited)
                                                               $           $
    Current assets
      Cash and cash equivalents                           34,877      37,886
      Short-term investments                               4,682     133,112
      Accounts receivable                                 29,828      19,665
      Income taxes receivable                              6,564       5,315
      Inventories (Note 3)                                28,091      20,163
      Prepaid expenses and deposits                        3,407       2,848
      Future income taxes                                  6,205       6,214

    -------------------------------------------------------------------------
    Total current assets                                 113,654     225,203

    Investments                                              471         775
    Property, plant and equipment, net                    25,025      20,351
    Intangible assets, net (Note 4)                      422,908     277,837
    Goodwill, net                                         29,342      29,342
    Deferred debt issue expenses, net                      3,718       4,233
    Future income taxes                                    2,239       1,775

    -------------------------------------------------------------------------
                                                         597,357     559,516

    =========================================================================

    LIABILITIES

    Current liabilities
      Accounts payable and accrued liabilities            47,819      43,791
      Income taxes payable                                 4,374       4,821
      Instalments on long-term debt                        1,569       1,528
      Future income taxes                                    753         494

    -------------------------------------------------------------------------
    Total current liabilities                             54,515      50,634

    Long-term debt                                       108,893     107,527
    Future income taxes                                   38,446      35,742

    -------------------------------------------------------------------------
                                                         201,854     193,903

    -------------------------------------------------------------------------

    SHAREHOLDERS' EQUITY

    Equity component of convertible debt (Note 5)         24,239      24,239
    Capital stock                                        265,212     262,388
    Retained earnings                                     84,002      63,211
    Accumulated foreign currency translation adjustments  22,050      15,775
    -------------------------------------------------------------------------
                                                         395,503     365,613

    -------------------------------------------------------------------------
                                                         597,357     559,516

    =========================================================================

    See the accompanying notes to the Consolidated Financial Statements. These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.


    AXCAN PHARMA INC.
    Consolidated Cash Flows
    -------------------------------------------------------------------------
    In accordance with Canadian GAAP
    (in thousands of U.S. dollars)
    (unaudited)
                                        For the                 For the
                                  three-month period        six-month period
                                     ended March 31          ended March 31

                             ------------------------------------------------
                                    2004        2003        2004        2003

                             ------------  ----------  ----------  ----------
                                       $           $           $           $
    Operations
    Net earnings                  11,390       8,631      20,791      15,180
    Non-cash items
      Implicit interest on
       convertible debt            1,024         294       2,050         294
      Non-controlling interest         -         (49)          -        (103)
      Amortization of deferred
       debt issue expenses           258         104         516         129
      Other depreciation and
       amortization                4,213       2,013       7,949       4,067
      Loss (gain) on disposal of
       property, plant and equipment (47)          -          40           -
      Foreign currency fluctuation  (120)        156        (120)        151
      Future income taxes          1,577        (534)      2,875       1,928
      Changes in working
       capital items:
        Accounts receivable       (2,317)     (3,148)    (11,181)      5,052
        Income taxes receivable    1,262          29      (1,344)       (628)
        Inventories                  203       1,077      (8,173)      2,065
        Prepaid expenses
         and deposits                437         978        (612)       (463)
        Accounts payable and
         accrued liabilities       6,034       2,361       4,648       6,095
        Income taxes payable      (5,733)       (210)       (410)       (766)

    -------------------------------------------------------------------------
    Cash flows from operating
     activities                   18,181      11,702      17,029      33,001

    -------------------------------------------------------------------------

    Financing
      Long-term debt                   -     101,038           -     101,174
      Repayment of long-term debt   (408)       (488)       (950)       (820)
      Equity component of
       convertible debt                -      24,239           -      24,239
      Issue of shares              2,389          56       2,824         114
      Deferred debt issue
       expenses                        -      (4,500)          -      (4,500)

    -------------------------------------------------------------------------
    Cash flows from financing
     activities                    1,981     120,345       1,874     120,207

    -------------------------------------------------------------------------

    Investment
      Acquisition of short-term
       investments                     -        (700)          -        (700)
      Disposal of short-term
       investments                 2,030       5,992     128,390      60,740
      Disposal of investments      1,101         143       1,239         272
      Acquisition of property,
       plant and equipment        (4,151)       (721)     (6,514)     (1,012)
      Disposal of property,
       plant and equipment            52           -         378           -
      Acquisition of intangible
       assets                        (14)          -    (145,604)    (71,935)
      Disposal of intangible assets    -         205           -         205

    -------------------------------------------------------------------------
    Cash flows from investment
     activities                     (982)      4,919     (22,111)    (12,430)

    -------------------------------------------------------------------------

    Foreign exchange gain (loss)
     on cash held in foreign
     currencies                      (32)        149         199         397

    -------------------------------------------------------------------------

    Net increase (decrease) in
     cash and cash equivalents    19,148     137,115      (3,009)    141,175
    Cash and cash equivalents,
     beginning of period          15,729      24,065      37,886      20,005

    -------------------------------------------------------------------------

    Cash and cash equivalents,
     end of period                34,877     161,180      34,877     161,180

    =========================================================================

    Additional information
      Interest received               64         252         284         508
      Interest paid                   72          37       3,438         123
      Income taxes paid           10,421       3,147      11,373       5,522

    =========================================================================

    See the accompanying notes to the Consolidated Financial Statements. These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.



    AXCAN PHARMA INC.
    Consolidated Earnings
    -------------------------------------------------------------------------
    In accordance with Canadian GAAP
    (in thousands of U.S. dollars, except share related data)
    (unaudited)
                                        For the                 For the
                                  three-month period        six-month period
                                     ended March 31          ended March 31

                             ------------------------------------------------
                                    2004        2003        2004        2003

                             ------------  ----------  ----------  ----------
                                       $           $           $           $

    REVENUE                       63,213      45,892     120,928      83,922

    -------------------------------------------------------------------------

    Cost of goods sold            14,972      10,833      29,544      19,908
    Selling and administrative
     expenses                     20,021      16,140      38,538      30,927
    Research and development
     expenses                      3,931       3,078       7,646       4,940
    Depreciation and amortization  4,213       2,013       7,949       4,067

    -------------------------------------------------------------------------
                                  43,137      32,064      83,677      59,842

    -------------------------------------------------------------------------

    Operating income              20,076      13,828      37,251      24,080

    -------------------------------------------------------------------------

    Financial expenses             2,736       1,001       5,443       1,173
    Interest income                  (58)       (286)       (249)       (569)
    Loss on foreign currency         264          19         348         227

    -------------------------------------------------------------------------
                                   2,942         734       5,542         831

    -------------------------------------------------------------------------

    Earnings before income taxes  17,134      13,094      31,709      23,249
    Income taxes                   5,744       4,463      10,918       8,069

    -------------------------------------------------------------------------
    NET EARNINGS                  11,390       8,631      20,791      15,180

    =========================================================================

    Earnings per common share
      Basic                         0.25        0.19        0.46        0.34
      Diluted                       0.24        0.19        0.45        0.33

    =========================================================================

    Weighted average number
     of common shares
      Basic                   45,188,011  44,878,289  45,105,013  44,872,564
      Diluted                 55,124,302  45,553,550  50,316,477  45,560,678

    =========================================================================



    AXCAN PHARMA INC.
    Consolidated Retained Earnings
    -------------------------------------------------------------------------
    In accordance with Canadian GAAP
    (in thousands of U.S. dollars)
    (unaudited)                         For the                 For the
                                   three-month period       six-month period
                                     ended March 31          ended March 31

                             ------------------------------------------------
                                    2004        2003        2004        2003

                             ------------  ----------  ----------  ----------
                                       $           $           $           $
    Balance, beginning of period  72,612      41,143      63,211      34,594
    Net earnings                  11,390       8,631      20,791      15,180

    -------------------------------------------------------------------------
    Balance, end of period        84,002      49,774      84,002      49,774

    =========================================================================

    See the accompanying notes to the Consolidated Financial Statements. These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.



    AXCAN PHARMA INC.
    Notes to Consolidated Financial Statements

    -------------------------------------------------------------------------
    In accordance with Canadian GAAP
    (Amounts in the tables are stated in thousands of U.S. dollars, except share related data)
    (unaudited)

    1. Significant accounting policies

    The accompanying unaudited financial statements are prepared in accordance with Canadian GAAP for interim financial statements and do not include all the information required for complete financial statements. They are consistent with the policies outlined in the Company's audited financial statements for the year ended September 30, 2003. The interim financial statements and related notes should be read in conjunction with the Company's audited financial statements for the year ended September 30, 2003. When necessary, the financial statements include amounts based on informed estimates and best judgements of management. The results of operations for the interim periods reported are not necessarily indicative of results to be expected for the year. Consolidated financial statements prepared in U.S. dollars and in accordance with U.S. GAAP are available to shareholders and filed with regulatory authorities.

    2. Product acquisition

    On November 18, 2003, the Company acquired the rights to a group of products from Aventis for a cash purchase price of $145,000,000. The acquired products are CARAFATE and BENTYL for the U.S. market and SULCRATE, BENTYLOL and PROCTOSEDYL for the Canadian market. On December 3, 2002, the Company acquired the worldwide rights to PANZYTRAT enzyme product line from Abbott.
    During a transition period, the sellers may act as Axcan's agents for the management of sales of these products. For the six-month period ended March 31, 2004, a portion of the sales of these products is still managed by the sellers. Axcan includes in its revenue the net sales from such products less corresponding cost of goods sold and other seller related expenses. Consequently, although net sales of such products for the six-month period ended March 31, 2004 were $5,315,913 ($6,108,286 in 2003), the Company only included in its revenue an amount of $3,440,421 ($4,038,102 in 2003) representing the net sales less cost of goods sold and other seller related expenses.


    3. Inventories
                                                           March   September
                                                              31          30
                                                            2004        2003

                                                       ----------  ----------
                                                               $           $

    Raw materials and packaging material                   8,600       8,441
    Work in progress                                       1,738       1,466
    Finished goods                                        17,753      10,256

    -------------------------------------------------------------------------
                                                          28,091      20,163

    =========================================================================


    4. Intangible assets
                                                   March 31, 2004

    -------------------------------------------------------------------------
                                                     Accumulated
                                                Cost amortization        Net

    -------------------------------------------------------------------------
                                                   $           $           $
    Trademarks, trademark licenses and manufacturing rights with a:
      Finite life                            292,462      26,332     266,130
      Indefinite life                        169,196      12,418     156,778

    -------------------------------------------------------------------------
                                             461,658      38,750     422,908

    =========================================================================


                                                 September 30, 2003

    -------------------------------------------------------------------------
                                                     Accumulated
                                                Cost amortization        Net

    -------------------------------------------------------------------------
                                                   $           $           $
    Trademarks, trademark licenses and manufacturing rights with a:
      Finite life                            124,157      20,414     103,743
      Indefinite life                        186,512      12,418     174,094

    -------------------------------------------------------------------------
                                             310,669      32,832     277,837

    =========================================================================


    The cost of the product TAGAMET has been transferred from intangible assets with an indefinite life to intangible assets with a finite life following changes in the regulatory rules applicable to this product and resulting in the modification of its useful life. The net cost of this product as of October 1, 2003, which amounted to $21,852,859, is therefore amortized over a 15-year period.

    5. Equity component of convertible debt

    The Company issued convertible subordinated notes for $125,000,000 on March 5, 2003. According to the features of this debt, an amount of $24,238,899, representing the estimated value of the right of conversion, was included in the shareholders' equity as equity component of convertible debt and an amount of $100,761,101 was included in the long-term debt as liability component of convertible debt. As of September 30, 2003, implicit interest of 9.17% and totalling $2,292,478 was accounted for and added to the liability component. For the six-month period ended March 31, 2004, implicit interest in the amount of $2,049,057 was accounted for and added to the liability component.

    6. Segmented information

    The Company considers that it operates in a single reportable field of activity, the pharmaceutical industry, since its other activities do not account for a significant portion of segment assets.

    The Company operates in the following geographic areas:

                                        For the                 For the
                                  three-month period        six-month period
                                     ended March 31          ended March 31

                             ------------------------------------------------
                                    2004        2003        2004        2003

                             ------------  ----------  ----------  ----------
                                       $           $           $           $
    Revenue
      Canada
        Domestic sales             6,865       4,833      13,417       9,710
        Foreign sales                  -           -           -           -
      United States
        Domestic sales            41,958      27,650      79,769      52,860
        Foreign sales              1,363           -       1,363           -
      Europe
        Domestic sales            11,898      12,107      24,693      18,866
        Foreign sales              1,060       1,279       1,589       2,416
      Other                           69          23          97          70

    -------------------------------------------------------------------------
                                  63,213      45,892     120,928      83,922

    =========================================================================

    Operating income (loss)
      Canada                         335      (1,210)      2,842         665
      United States               20,902      10,127      34,185      17,157
      Europe                        (755)      5,245         995       6,912
      Other                         (406)       (334)       (771)       (654)

    -------------------------------------------------------------------------
                                  20,076      13,828      37,251      24,080

    =========================================================================

    Depreciation and amortization
      Canada                         471         379       1,195         740
      United States                  922         956       1,971       1,917
      Europe                       2,526         443       4,195         897
      Other                          294         235         588         513

    -------------------------------------------------------------------------
                                   4,213       2,013       7,949       4,067

    =========================================================================

                                                           March   September
                                                              31          30
                                                            2004        2003

                                                       ----------  ----------
    Property, plant, equipment, intangible                     $           $
    assets and goodwill
      Canada                                              40,920      19,311
      United States                                      132,193     133,695
      Europe                                             268,775     138,530
      Other                                               35,387      35,994

    -------------------------------------------------------------------------
                                                         477,275     327,530

    =========================================================================


    7. Financial information included in the consolidated statement of earnings

    a) Financial expenses

                                        For the                 For the
                                  three-month period        six-month period
                                     ended March 31          ended March 31

                             ------------------------------------------------
                                    2004        2003        2004        2003

                             ------------  ----------  ----------  ----------
                                       $           $           $           $

    Interest on long-term debt     2,370         875       4,778         988
    Bank charges                      61          22          85          56
    Financing fees                    47           -          64           -
    Amortization of deferred debt
     issue expenses                  258         104         516         129

    -------------------------------------------------------------------------
                                   2,736       1,001       5,443       1,173

    =========================================================================


    b) Other information

                                        For the                 For the
                                  three-month period        six-month period
                                     ended March 31          ended March 31

                             ------------------------------------------------
                                    2004        2003        2004        2003

                             ------------  ----------  ----------  ----------
                                       $           $           $           $

    Non-controlling interest           -         (49)          -        (103)
    Rental expenses                  274         307         548         614
    Depreciation of property,
     plant and equipment             793         845       2,043       1,702
    Amortization of
     intangible assets             3,420       1,168       5,906       2,365
    Investment tax credits
     applied against research
     and development expenses        104         175         322         418


    c) Earnings per common share

    The following tables reconcile the numerators and the denominators of the basic and diluted earnings per common share computations:

                                        For the                 For the
                                  three-month period        six-month period
                                     ended March 31          ended March 31

                             ------------------------------------------------
                                    2004        2003        2004        2003

                             ------------  ----------  ----------  ----------
    Net earnings                       $           $           $           $

      Basic                       11,390       8,631      20,791      15,180
      Interests on convertible
       subordinated notes          2,024           -       2,024           -

    -------------------------------------------------------------------------

    Net earnings on a diluted
     basis                        13,414       8,631      22,815      15,180

    =========================================================================


                                        For the                 For the
                                  three-month period        six-month period
                                     ended March 31          ended March 31

                             ------------------------------------------------
                                    2004        2003        2004        2003

                             ------------  ----------  ----------  ----------
    Weighted average number
     of common shares
     outstanding              45,188,011  44,878,289  45,105,013  44,872,564
    Effect of dilutive
     stock options             1,012,178     433,130     773,790     448,306
    Effect of dilutive
     purchase price                    -     242,131           -     239,808
    Effect of dilutive
     convertible subordinated
     notes                     8,924,113           -   4,437,674           -

    Adjusted weighted average
     number of common shares
     outstanding              55,124,302  45,553,550  50,316,477  45,560,678

    =========================================================================
    Number of common shares
     outstanding at the end
     of the period                                    45,328,102  44,880,403

    =========================================================================
    Number of common shares
     outstanding as at April 30, 2004                        45,332,742

    =========================================================================

    Options to purchase 404,950 and 1,242,600 common shares were outstanding as at March 31, 2004 and 2003 respectively but were not included in the computation of diluted earnings per share for the six-month periods ended March 31, 2004 and 2003 respectively because the exercise price of the options was greater than the average market price of the common shares.

    8. Stock options

    The estimated fair value of stock options at the time of grant using the Black-Scholes option pricing model was as follows:

                                        For the                 For the
                                  three-month period        six-month period
                                     ended March 31          ended March 31

                             ------------------------------------------------
                                    2004        2003        2004        2003

                             ------------  ----------  ----------  ----------

    Fair value per option          $8.71       $5.48       $6.34       $5.17
    Assumptions used in Black-Scholes
     option pricing model
      Expected volatility             44%         45%         44%         45%
      Risk-free interest rate       3.67%       4.50%       4.28%       4.46%
      Expected option life (years)     6           6           6           6
      Expected dividend                -           -           -           -


    The Company's net earnings, basic earnings per share and diluted earnings per share would have been reduced on a pro-forma basis as follows:

                                         For the three-month period
                                               ended March 31

                             ------------------------------------------------
                                       2004                    2003

                             ------------------------  ----------------------
                                      As                      As
                                reported   Pro-forma    reported   Pro-forma

                             ------------  ----------  ----------  ----------
                                       $           $           $           $

    Net earnings                  11,390      10,251       8,631       7,788
    Basic earnings per share        0.25        0.23        0.19        0.17
    Diluted earnings per share      0.24        0.22        0.19        0.17


                                          For the six-month period
                                               ended March 31

                             ------------------------------------------------
                                       2004                    2003

                             ------------------------  ----------------------
                                      As                      As
                                reported   Pro-forma    reported   Pro-forma

                             ------------  ----------  ----------  ----------
                                       $           $           $           $

    Net earnings                  20,791      18,682      15,180      13,558
    Basic earnings per share        0.46        0.41        0.34        0.30
    Diluted earnings per share      0.45        0.41        0.33        0.30


INFORMATION:    David W. Mims
                Executive Vice President and Chief Operating Officer
                Axcan Pharma Inc.
                Tel: (205) 991-8085 ext. 3223

or              Julie Thibodeau
                Manager, Investor Relations
                Axcan Pharma Inc.
                Tel: (450) 467-2600 ext. 2062

                Web:    www.axcan.com